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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                 Form N-SAR For Period Ended December 31, 1995

Part I - Registrant Information
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                                 PRAIRIE FUNDS
                           THREE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60670
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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    has been attached if applicable.
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Part III - Narrative
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Sales reports required to answer several of the items have been unavailable from the Fund's Transfer Agent due to a change in the manner in which the needed reports are produced. This change caused the Fund time delays in obtaining the necessary information.

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Part IV - Other Information

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(1) Name and telephone number of person to contact in regard to this notification:
                Martin Dean                (614) 470-8038
                BISYS Fund Services, Inc.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).                         [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [ ] Yes  [x]No


                                 Prairie Funds
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 1, 1996                    By /s/ D'Ray Brewer
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                                         D'Ray Brewer
                                         Vice President